UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                                                      Commission File Number

Lithium Americas Corp.

(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

355 Burrard Street, Suite 1100,

Vancouver, British Columbia

Canada, V6C 2G8

(778) 656-5820

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9200

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report.

N/A

Indicate by check mark by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐            No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐            No  ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 40-F and the exhibits attached hereto (this “Registration Statement”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 6 of the Annual Information Form for the year ended December 31, 2016 (the “2016 AIF”) of Lithium Americas Corporation (the “Registrant”) and under the heading “Risks and Uncertainties” on page 17 of the Registrant’s Management’s Discussion & Analysis for the fifteen months ended December 31, 2016 (the “2016 MD&A”), attached as Exhibits 99.5 and 99.6 to this Registration Statement, respectively, and each incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Additionally, the safe harbor provided in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), applies to forward looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement. Please also see “Forward-Looking Statements” on page 1 of the 2016 AIF and page 28 of the 2016 MD&A. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The documents filed as Exhibits 99.1 through 99.85 contain all information material to an investment decision that the Registrant, since January 1, 2017: (i) made or was required to make public pursuant to the laws of any Canadian jurisdiction; (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX; or (iii) distributed or was required to distribute to its security holders.

DESCRIPTION OF COMMON SHARES

The required disclosure containing a description of the securities to be registered is included under the headings “Description of Capital Structure—Common Shares”, beginning on page 37 of the 2016 AIF, and “Dividends”, on page 39 of the 2016 AIF, and under the heading “Issued Capital, Equity Compensation, and Warrants” beginning on page 10 of the Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2017, attached as Exhibit 99.12 to this Registration Statement and incorporated by reference herein.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2016, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.3427. The exchange rate of Canadian dollars into United States dollars, on January 16, 2018, based upon the daily average closing rate as quoted by the Bank of Canada was US$1.00 = Cdn$1.2419.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

1

RESOURCE AND RESERVE ESTIMATES

The exhibits incorporated by reference into this Registration Statement have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Our mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, as interpreted by the Staff of the United States Securities and Exchange Commission (the “Commission”), applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the Commission, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the Commission. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves. Accordingly, information contained in this Registration Statement and in the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting requirements of United States federal securities laws and the rules and regulations thereunder

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following is a summary of the Registrant’s contractual obligations as of December 31, 2016:

		Payments due by period (US$ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations
Promissory Note for RheoMinerals Plant including interest	1,134	172	345	345	272
Capital (Finance) Lease Obligations
Equipment Finance Leases	120	48	70	2	—
Operating Lease Obligations
Rent of Office Spaces	355	149	198	8	—
Purchase Obligations
N/A	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet Decommissioning provision	170	—	—	—	170

Total	1,779	369	613	355	442

For a discussion of the Registrant’s other contractual obligations as of December 31, 2016, see “Contractual Obligations” on page 13 of the 2016 MD&A and “Commitments and Contingencies” on page 28 of the Consolidated Financial Statements for the fifteen months ended December 31, 2016, attached as Exhibit 99.7 to this Registration Statement and incorporated by reference herein. For a further discussion of the contractual obligations specified

2

above, including a summary of the same as of September 30, 2017, see page 14 of the Registrant’s Management’s Discussion & Analysis for the three and nine months ended September 30, 2017. There has not been any material changes outside the ordinary course of the Registrant’s business in the specified contractual obligations during the nine month period ended September 30, 2017.

CORPORATE GOVERNANCE PRACTICES

The Registrant believes that its corporate governance practices are consistent in all material respects with the applicable requirements of the corporate governance guidelines established by the Canadian Securities Administrators, the applicable corporate governance rules of the Toronto Stock Exchange and The New York Stock Exchange (the “NYSE Rules”) and the applicable rules and regulations of the Commission. Disclosure of the significant ways in which the Registrant’s corporate governance practices differ from those required of domestic companies under the NYSE Rules are available on the Registrant’s website at http://lithiumamericas.com/.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission together with this Registration Statement.

3

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 17, 2018	LITHIUM AMERICAS CORP.

	By:	/s/ W. Thomas Hodgson
	Name:	W. Thomas Hodgson
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amended Articles of Incorporation of the Registrant, dated October 23, 2017

99.2	Notice of Articles and Incorporation Application, dated October 4, 2017

99.3	Code of Conduct

99.4	Common Share Certificate Specimen

99.5	Annual Information Form for the year ended December 31, 2016

99.6	Management’s Discussion & Analysis for the fifteen months ended December 31, 2016

99.7	Audited Consolidated Financial Statements for the fifteen months ended December 31, 2016

99.8	Class 1 Reporting Issuers – Participation Fee, dated March 28, 2017, for the year ended December 31, 2016

99.9	Class 1 Reporting Issuers – Participation Fee, dated March 29, 2017, for the year ended December 31, 2016

99.10	Chief Executive Officer Certification of Annual Filings, dated March 29, 2017

99.11	Chief Financial Officer Certification of Annual Filings, dated March 29, 2017

99.12	Interim Condensed Consolidated Financial Statements for the three and nine month periods ended September 30, 2017

99.13	Management’s Discussion & Analysis for the three and nine months ended September 30, 2017

99.14	Chief Financial Officer Certification of Interim Filings, dated November 14, 2017

99.15	Chief Executive Officer Certification of Interim Filings, dated November 14, 2017

99.16	Notice of Meeting and Record Date, dated January 23, 2017 (filed by Computershare on behalf of Lithium Americas Corp.)

99.17	Notice of Special Meeting of Shareholders, dated February 17, 2017

99.18	Notice of Special Meeting of Shareholders and Management Proxy Circular, dated February 17, 2017

99.19	Form of Proxy for the Special Meeting of Shareholders held on March 27, 2017 (filed by Computershare on behalf of Lithium Americas Corp.)

99.20	Report of Voting Results, dated March 28, 2017

99.21	Notice of Meeting and Record Date, dated April 17, 2017 (filed by Computershare on behalf of Lithium Americas Corp.)

99.22	Notice of Meeting and Record Date, dated May 15, 2017 (filed by Computershare on behalf of Lithium Americas Corp.)

99.23	Notice of Annual General Meeting and Availability of Proxy Materials, for meeting held on August 14, 2017

99.24	Notice of Annual General Meeting of Shareholders and Management Proxy Circular, dated July 5, 2017

Exhibit Number	Description

99.25	Form of Proxy for the Annual General Meeting of Shareholders held on August 14, 2017 (filed by Computershare on behalf of Lithium Americas Corp.)

99.26	Voting Instruction Form for the Annual General Meeting of Shareholders held on August 14, 2017 (filed by Computershare on behalf of Lithium Americas Corp.)

99.27	Financial Statements Request Form, filed on July 7, 2017 (filed by Computershare on behalf of Lithium Americas Corp.)

99.28	Report of Voting Results for the Annual General Meeting held on August 14, 2017

99.29	Letter of Transmittal, filed on November 8, 2017

99.30	Interim Condensed Consolidated Financial Statements for the three month period ended March 31, 2017

99.31	Management’s Discussion & Analysis for the three months ended March 31, 2017

99.32	Chief Financial Officer Certification of Interim Filings, dated May 11, 2017

99.33	Chief Executive Officer Certification of Interim Filings, dated May 11, 2017

99.34	Interim Condensed Consolidated Financial Statements for the three and six month periods ended June 30, 2017

99.35	Management’s Discussion & Analysis for the three and six months ended June 30, 2017

99.36	Chief Financial Officer Certification of Interim Filings, dated August 14, 2017

99.37	Chief Executive Officer Certification of Interim Filings, dated August 14, 2017

99.38	Material Change Report, dated January 27, 2017

99.39	Material Change Report, dated January 27, 2017

99.40	Material Change Report, dated April 6, 2017

99.41	Material Change Report, dated June 19, 2017

99.42	Material Change Report, dated July 24, 2017

99.43	Material Change Report, dated November 9, 2017

99.44	Investment Agreement, dated January 17, 2017, by and between Lithium Americas Corp. and GFL International Co. Ltd.

99.45	Investment Agreement, dated January 19, 2017, by and between Lithium Americas Corp. and BCP Innovation PTE. Ltd.

99.46	Investment Agreement Amendment, dated January 19, 2017, by and between Lithium Americas Corp. and GFL International Co. Ltd.

99.47	Investor Rights Agreement, dated June 7, 2017, by and between Lithium Americas Corp. and GFL International Co. Ltd.

99.48	Amended and Restated Investor Rights Agreement, dated July 14, 2017, by and between Lithium Americas Corp. and GFL International Co. Ltd.

Exhibit Number	Description

99.49	Investor Rights Agreement, dated July 14, 2017, by and between Lithium Americas Corp. and BCP Innovation PTE. Ltd.

99.50	Amended and Restated Credit Agreement, dated July 14, 2017, by and between Lithium Americas Corp. and 2265866 Ontario Inc., Lithium Nevada Corporation, KV Project LLC, as Guarantors, and GFL International Co., Ltd. and BCP Innovation PTE. Ltd., as the Lenders and BNY Trust Company Of Canada, as the Administrative Agent for the Lenders and The Bank Of New York Mellon, as the U.S. Collateral Agent for the Lenders

99.51	Technical Report, effective March 29, 2017

99.52	Consent of Qualified Person (D. Abbey), dated May 11, 2017

99.53	Consent of Qualified Person (D. Burga), dated May 11, 2017

99.54	Consent of Qualified Person (E. Burga), dated May 11, 2017

99.55	Consent of Qualified Person (M. King), dated May 11, 2017

99.56	Consent of Qualified Person (M. Rosko), dated May 11, 2017

99.57	Consent of Qualified Person (T. Sanford), dated May 11, 2017

99.58	Certificate of Qualified Person (D. Abbey), dated March 29, 2017

99.59	Certificate of Qualified Person (D. Burga), dated March 29, 2017

99.60	Certificate of Qualified Person (E. Burga), dated March 29, 2017

99.61	Certificate of Qualified Person (M. King), dated March 29, 2017

99.62	Certificate of Qualified Person (M. Rosko), dated March 29, 2017

99.63	Certificate of Qualified Person (T. Sanford), dated March 31, 2017

99.64	News Release, dated January 9, 2017

99.65	News Release, dated January 17, 2017

99.66	News Release, dated January 19, 2017

99.67	News Release, dated January 27, 2017

99.68	News Release, dated February 28, 2017

99.69	News Release, dated March 28, 2017

99.70	News Release, dated March 29, 2017

99.71	News Release, dated May 10, 2017

99.72	News Release, dated May 12, 2017

99.73	News Release, dated May 19, 2017

Exhibit Number	Description

99.74	News Release, dated May 29, 2017

99.75	News Release, dated June 7, 2017

99.76	News Release, dated June 8, 2017

99.77	News Release, dated June 30, 2017

99.78	News Release, dated July 5, 2017

99.79	News Release, dated July 17, 2017

99.80	News Release, dated July 17, 2017

99.81	News Release, dated August 15, 2017

99.82	News Release, dated October 23, 2017

99.83	News Release, dated November 3, 2017

99.84	News Release, dated November 27, 2017

99.85	News Release, dated December 29, 2017

99.86	Consent of Qualified Person (D. Abbey), dated January 17, 2018

99.87	Consent of Qualified Person (M. King), dated January 17, 2018

99.88	Consent of Qualified Person (D. Burga), dated January 17, 2018

99.89	Consent of Qualified Person (E. Burga), dated January 17, 2018

99.90	Consent of Qualified Person (M. Rosko), dated January 17, 2018

99.91	Consent of Qualified Person (T. Sanford), dated January 17, 2018

99.92	Consent of Qualified Person (B. Smee), dated January 17, 2018

99.93	Consent of PricewaterhouseCoopers LLP, dated January 17, 2018